UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
         _______________________________________________

                          SCHEDULE 13D
                       (Amendment No. 25)

            Under the Securities Exchange Act of 1934

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        October 18, 2001
     (Date of Event which Requires Filing of this Statement)
    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 969-901-107                        Page 1 of 6 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          SUMNER M. REDSTONE
          S.S. No.
----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
----------------------------------------------------------
     /  /  (b)
----------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------
(4)  Sources of Funds (See Instructions)      PF
----------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
----------------------------------------------------------
(6)  Citizenship or Place of Organization
           United States
----------------------------------------------------------
Number of      (7)  Sole Voting Power            0
  Shares	------------------------------------------
Beneficially   (8)  Shared Voting Power         9,579,300*
 Owned by	 -----------------------------------------
   Each        (9)  Sole Dispositive Power      6,095,400
Reporting	------------------------------------------
Person With  (10)  Shared Dispositive Power     0
----------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                       9,579,300**
----------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
----------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        29.76%
----------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   IN
----------------------------------------------------------



* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.
**Includes shares owned by National Amusements, Inc.

CUSIP No.  969-901-107                     Page 2 of 6 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          NATIONAL AMUSEMENTS, INC.
          I.R.S. Identification No. 04-2261332
----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
----------------------------------------------------------
     /  /  (b)
----------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------
(4)  Sources of Funds (See Instructions)         WC
----------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
----------------------------------------------------------
(6)  Citizenship or Place of Organization     Maryland
----------------------------------------------------------
Number of      (7)  Sole Voting Power         0
  Shares	  ----------------------------------------
Beneficially   (8)  Shared Voting Power    3,483,900*
 Owned by	  ----------------------------------------
   Each        (9)  Sole Dispositive Power 3,483,900
Reporting	  ----------------------------------------
Person With  (10)  Shared Dispositive Power    0
----------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               3,483,900
----------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
----------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      10.82%
----------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  CO
----------------------------------------------------------

* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.

                                        Page 3 of 6 Pages

     This Amendment No. 25 hereby amends the Statement on
Schedule 13D, previously filed by Mr. Sumner M. Redstone and
National Amusements, Inc. with respect to the common stock, $.50 par value (the "Common Stock"), of WMS Industries Inc. ("WMS"), as follows:


Item 5.   Interest in Securities of the Issuer
	  --------------------------------------

          Item 5 is hereby amended as follows:

          (a) National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 10.82%, of the issued and outstanding Common Stock of WMS (based on
               32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to WMS' Form 10K filed September 26,
               2001).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 6,095,400 shares, or approximately 18.94%, of the issued and outstanding shares of the Common Stock of WMS (based on 32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to WMS' Form 10K filed September 26, 2001). As a result of his stock ownership in National Amusements, Inc., Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of the issued and outstanding shares of Common Stock of WMS, for a total of 9,579,300 shares of the Common Stock, or approximately 29.76% of the issued and outstanding shares of Common Stock of WMS (based on 32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to WMS' Form 10K filed September 26, 2001).

     All shared voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

       Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 24 dated October 16, 2001.

          (All transactions were executed by Bear Stearns, New
               York, N.Y.)

                       SUMNER M. REDSTONE


              DATE       NO. OF SHARES       PRICE
	   -----------   -------------       -------
           10-17-2001        1,700           $19.72
           10-17-2001         500            $19.76
           10-17-2001        1,900           $19.96
           10-17-2001        1,100           $19.99
           10-17-2001        8,100           $20.00
           10-17-2001       20,000           $20.04
           10-17-2001        2,000           $20.10
           10-17-2001        1,100           $20.20
           10-17-2001        3,900           $20.25
           10-17-2001        1,000           $20.30
           10-17-2001         100            $20.35
           10-17-2001         100            $20.36
           10-17-2001        2,100           $20.39
           10-17-2001       22,800           $20.40

                                                Page 4 of 6 Pages

              DATE       NO. OF SHARES       PRICE
	   -----------   -------------       -------
           10-17-2001       12,700           $20.41
           10-17-2001        1,300           $20.45
           10-17-2001         100            $20.49
           10-17-2001       21,900           $20.50
           10-17-2001         500            $20.53
           10-17-2001       10,400           $20.55
           10-17-2001        3,800           $20.56
           10-17-2001       21,800           $20.60
           10-17-2001         200            $20.63
           10-17-2001        9,400           $20.65
           10-17-2001         500            $20.66
           10-17-2001        1,600           $20.67
           10-17-2001        6,400           $20.68
           10-17-2001        2,000           $20.69
           10-17-2001        3,700           $20.70
           10-17-2001        1,700           $20.71
           10-17-2001        2,000           $20.72
           10-17-2001       23,800           $20.75
           10-17-2001        2,000           $20.76
           10-17-2001         700            $20.77
           10-17-2001        6,600           $20.78
           10-17-2001        4,000           $20.79
           10-17-2001        1,900           $20.80
           10-17-2001        1,900           $20.81
           10-17-2001         500            $20.82
           10-17-2001         400            $20.84
           10-17-2001       11,700           $20.85
           10-17-2001        2,300           $20.86
           10-17-2001        2,000           $20.89
           10-17-2001        7,100           $20.90
           10-17-2001        2,000           $20.94
           10-17-2001         500            $20.98
           10-17-2001       11,500           $21.00
           10-17-2001         500            $21.01
           10-17-2001        1,500           $21.05
           10-17-2001        4,700           $21.10
           10-17-2001         100            $21.13
           10-17-2001         400            $21.14
           10-17-2001        3,900           $21.15
           10-17-2001        4,500           $21.19
           10-17-2001        1,100           $21.20
           10-17-2001         400            $21.21
           10-17-2001        4,600           $21.22
           10-17-2001        1,400           $21.24
           10-17-2001        2,100           $21.25
           10-17-2001        1,900           $21.30
           10-17-2001         400            $21.33
           10-17-2001        4,100           $21.38
           10-17-2001        1,500           $21.40
           10-17-2001         700            $21.46
           10-17-2001        4,600           $21.48
           10-17-2001        1,300           $21.50
           10-17-2001        2,000           $21.51
           10-17-2001        8,000           $21.63
           10-17-2001        4,000           $21.67

                                                Page 5 of 6 Pages

              DATE       NO. OF SHARES       PRICE
	   -----------   -------------       -------
           10-18-2001         100            $20.04
           10-18-2001        7,900           $20.10
           10-18-2001        3,000           $20.11
           10-18-2001        5,800           $20.12
           10-18-2001        1,300           $20.18
           10-18-2001        8,600           $20.20
           10-18-2001        4,300           $20.21
           10-18-2001        5,500           $20.22
           10-18-2001        5,100           $20.23
           10-18-2001         300            $20.24
           10-18-2001        1,300           $20.25
           10-18-2001        4,500           $20.40
           10-18-2001         500            $20.48
           10-18-2001         200            $20.49
           10-18-2001        2,000           $20.50
           10-18-2001         400            $20.61
           10-18-2001        3,900           $20.62


          All of the above transactions were purchases.

                                                      Page 6 of 6
Pages


                           Signatures
			   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1) each of the undersigned agrees that this statement is filed on behalf of each of us.



October 22, 2001


                              /s/ Sumner M. Redstone
			      ---------------------------
                              Sumner M. Redstone
                              Individually



                              National Amusements, Inc.

                              By:   /s/ Sumner M. Redstone
				 ---------------------------
                                   Sumner M. Redstone
                                   Chairman and Chief
                                   Executive Officer